Mail Stop 4561

December 22, 2008

Mark Lively
President and Chief Executive Officer
Community First, Inc.
501 South James M. Campbell Boulevard
Columbia, Tennessee 38401

       Re: Community First, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed November 21, 2008
              File No. 0-49966

Dear Mr. Lively:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

Sincerely,

William Friar
Senior Financial Analyst